EXHIBIT 99.1

AGREEMENT

The persons below hereby agree that the Schedule 13G to which this agreement is attached as an exhibit, as well as all future amendments to such Schedule 13G, shall be filed on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934.

Date: April 13, 2026

PERCEPTIVE ADVISORS LLC

By: /s/ Joseph Edelman
        Name: Joseph Edelman
        Title: Managing Member

/s/ Joseph Edelman
JOSEPH EDELMAN

PERCEPTIVE LIFE SCIENCES MASTER FUND, LTD.

By: /s/ Joseph Edelman
        Name: Joseph Edelman
        Title: Managing Member